bhpbilliton

Chairman's Office

BHP Billiton Plc
Neathouse Place
London SW1V 1BH
United Kingdom
Tel +44 (0) 20 7802 4000
Fax +44 (0) 20 7802 4111
A member of the BHP Billiton group.
www.bhpbilliton.com

6 September 2004

Dear Shareholder(s)

I have the pleasure of enclosing the Notice of Meeting for the 2004 Annual General Meeting of BHP Billiton Plc. The meeting this year will be held on Thursday 25 November 2004 commencing at 10:30 am at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London. I am hopeful that as many shareholders as possible can join us in London to take advantage of this opportunity to meet with and talk to Directors and senior executives.

Most of the items of business in the Notice will be familiar to you, having been presented in prior years. Like last year, we are putting the Remuneration Report for the Group to shareholders for approval. That Report appears on pages 43 to 60 of the Annual Report, which has been sent to you. It is also available for viewing on our website at *www.bhpbilliton.com*.

You may recall that in 2002 shareholders approved the introduction of a new incentive scheme for executives that replaced the schemes in operation at BHP and Billiton. During 2004 the Board reviewed the operation of that scheme and formed the view that, while it had operated well, it could be improved in a way that would better align the objective of long-term value creation for shareholders with rewards to executives. These rewards make up the *at risk* component of executive remuneration and are tied to the performance of both the Group and the individual executive.

The Board is constantly striving to ensure that our remuneration arrangements drive the decisions and behaviours that best align with the long-term interests of shareholders. The changes proposed by Resolutions 16 and 17 modify the existing incentive scheme and introduce a new long-term incentive plan that will extend the period over which executive performance is measured, from three to five years. In considering these proposals I encourage you to review the Remuneration Report for last year which outlines our remuneration policy and how the Group and its executives have performed.

This year you will find a new form attached to the proxy form. It is designed to give shareholders an opportunity to raise questions ahead of the meeting. We will post the questions we receive to the website and will endeavour to address as many as possible at the meeting.

If you are not able to attend the meeting in person, please complete and mail the enclosed proxy form back to us. Alternatively, you may register your proxy appointment and voting instructions electronically over the internet, by fax or (for shares held through CREST) via the CREST proxy voting system.

Your Directors believe that the proposals set out in the Notice and described in the Explanatory Notes are in the best interest of both the Company and its shareholders, and unanimously recommend that you vote in favour of the resolutions, as they intend to do in respect of their own beneficial holdings. If I or any of my fellow Directors are appointed as a proxy we will, of course, vote in accordance with any instruction given to us. If, however, we are given discretion as to how to vote, we will vote in favour of each of the items of business to be considered.

I look forward to seeing as many of you as possible at the meeting.

Yours sincerely



Don Argus
Chairman

Registered Office as above
Registered in England and Wales, Number 3196209

NOTICE OF ANNUAL GENERAL MEETING

Index

In this Notice, BHP Billiton Limited refers to the company listed on the Australian Stock Exchange and BHP Billiton Plc refers to the company listed on the London Stock Exchange.

Notice is given that the annual general meeting of shareholders of BHP Billiton Plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London on Thursday, 25 November 2004 at 10.30 am for the purpose of transacting the following business.

Items of Business

Items 1 to 12 and 15 to 19 will be proposed as ordinary resolutions. Items 13 and 14 will be proposed as special resolutions.

Financial Statements and Reports

1. To receive the Financial Statements for BHP Billiton Limited for the year ended 30 June 2004, together with the Directors' Report and the Auditors' Report as set out in the Annual Report.

2. To receive the Financial Statements for BHP Billiton Plc for the year ended 30 June 2004, together with the Directors' Report and the Auditors' Report as set out in the Annual Report.

Election of Directors

The following Directors retire by rotation and, being eligible, submit themselves for re-election:

3. Mr D R Argus as a Director of BHP Billiton Limited	4. Mr D R Argus as a Director of BHP Billiton Plc
5. Mr D A Crawford as a Director of BHP Billiton Limited	6. Mr D A Crawford as a Director of BHP Billiton Plc
7. Mr C W Goodyear as a Director of BHP Billiton Limited	8. Mr C W Goodyear as a Director of BHP Billiton Plc
9. Dr J M Schubert as a Director of BHP Billiton Limited	10. Dr J M Schubert as a Director of BHP Billiton Plc

Re-appointment of auditors of BHP Billiton Plc

11. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   'That KPMG Audit Plc be re-appointed as the auditor of BHP Billiton Plc and that the Directors be authorised to agree their remuneration.'

General authority to allot shares in BHP Billiton Plc

12. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   'That the authority and power to allot relevant securities conferred on the Directors by Article 9 of BHP Billiton Plc's Articles of Association be renewed for the period ending on the earlier of (i) 24 February 2006, and (ii) the later of the annual general meeting of BHP Billiton Limited and the annual general meeting of BHP Billiton Plc in 2005, and for such period the section 80 amount (under the United Kingdom Companies Act 1985) shall be US$265 926 499.00.'

Disapplication of pre-emption rights in BHP Billiton Plc

13. To consider and, if thought fit, pass the following resolution as a special resolution:

   'That the authority and power to allot equity securities for cash conferred on the Directors by Article 9 of BHP Billiton Plc's Articles of Association be renewed for the period ending on the earlier of (i) 24 February 2006, and (ii) the later of the annual general meeting of BHP Billiton Limited and the annual general meeting of BHP Billiton Plc in 2005, and for such period the section 89 amount (under the United Kingdom Companies Act 1985) shall be US$61 703 675.00.'

Re-purchase of shares of BHP Billiton Plc

14. To consider and, if thought fit, pass the following resolution as a special resolution:

'That BHP Billiton Plc be and is hereby generally and unconditionally authorised in accordance with Article 6 of its Articles of Association and section 166 of the United Kingdom Companies Act 1985 to make market purchases (as defined in section 163 of that Act) of ordinary shares of US$0.50 nominal value each in the capital of BHP Billiton Plc ('shares') provided that:

a. the maximum aggregate number of shares hereby authorised to be purchased shall be 246 814 700, representing 10 per cent of BHP Billiton Plc's issued share capital;

b. the minimum price which may be paid for each share is US$0.50, being the nominal value of the shares;

c. the maximum price which may be paid for any share is not more than 5 per cent above the average of the middle market quotations for a share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase of the shares; and

d. the authority conferred by this resolution shall, unless renewed prior to such time, expire on the earlier of (i) 24 May 2006, and (ii) the later of the annual general meeting of BHP Billiton Limited and the annual general meeting of BHP Billiton Plc in 2005 (provided that BHP Billiton Plc may enter into a contract for the purchase of shares before the expiry of this authority which would or might be completed wholly or partly after such expiry).'

Remuneration Report

15. To approve the Remuneration Report for the year ended 30 June 2004.

Group Incentive Scheme

16. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That, subject to the passing of the resolution set out in item 17 of this Notice of Meeting:

a. the amended BHP Billiton Limited Group Incentive Scheme, the principal terms of which are summarised in Appendices 1 and 3 to this Notice of Meeting, be approved for all purposes; and

b. the amended BHP Billiton Plc Group Incentive Scheme, the principal terms of which are summarised in Appendices 1 and 3 to this Notice of Meeting, be approved for all purposes.'

Long Term Incentive Plan

17. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That, subject to the passing of the resolution set out in item 16 of this Notice of Meeting:

a. the BHP Billiton Limited Long Term Incentive Plan, the principal terms of which are summarised in Appendices 2 and 3 to this Notice of Meeting, be approved for all purposes; and

b. the BHP Billiton Plc Long Term Incentive Plan, the principal terms of which are summarised in Appendices 2 and 3 to this Notice of Meeting, be approved for all purposes.'

Approval of Grants to executive Directors

18. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the grant of Deferred Shares and Options under the amended BHP Billiton Limited Group Incentive Scheme and the grant of Performance Shares under the BHP Billiton Limited Long Term Incentive Plan to executive Director and Chief Executive Officer, Mr C W Goodyear, in the manner set out in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purpose of ASX Listing Rule 10.14.'

19. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the grant of Deferred Shares and Options under the amended BHP Billiton Plc Group Incentive Scheme and the grant of Performance Shares under the BHP Billiton Plc Long Term Incentive Plan to executive Director and Group President Non-Ferrous Materials, Mr M Salamon in the manner set out in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purposes of ASX Listing Rule 10.14.'

Each of BHP Billiton Limited and BHP Billiton Plc will disregard any votes cast on resolutions 16 to 19 inclusive by:

- *Mr C W Goodyear;*
- *Mr M Salamon;*
- *any other Director who is eligible to participate in any employee incentive scheme of either BHP Billiton Limited or BHP Billiton Plc (of which there are none); and*
- *any of their associates,*

unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or unless the vote is cast by a person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

Voting arrangements under the Dual Listed Companies structure

Because BHP Billiton Limited and BHP Billiton Plc have retained their status as separate companies, two annual general meetings will be held – BHP Billiton Limited in Sydney on 22 October 2004 and BHP Billiton Plc in London on 25 November 2004.

The merger agreements between the two companies allow shareholders of both companies jointly to make decisions on significant matters. Significant matters are identified in the merger agreements.

Where a significant matter affects the shareholders of each company in similar ways it is called a joint electorate matter.

At the annual general meetings this year, all items of business are joint electorate matters.

The process that allows both sets of shareholders to vote on joint electorate matters is called a joint electorate action.

Voting on joint electorate actions works as follows:

- if you vote at the meeting of BHP Billiton Plc (whether in person, by representative, by attorney or by proxy) an equivalent vote will be cast on the corresponding resolution at the annual general meeting of BHP Billiton Limited;

- shareholders of BHP Billiton Limited who vote on the corresponding resolution proposed at their annual general meeting will have those votes treated as though they were also cast at the meeting of BHP Billiton Plc; and

- a resolution will only be passed if the total of the votes cast (after the votes of shareholders of both companies are added together) meets the required majority. In the case of an ordinary resolution the majority is 50 per cent of the votes cast and, in the case of a special resolution, it is 75 per cent of the votes cast.

The results of any resolution cannot be finalised until after both meetings are concluded. Voting at each meeting will be conducted by poll and the results announced to the stock exchanges as soon as they are known.

Business

Explanatory notes on the items of business to be considered at the meeting follow.

Items 1 and 2 – Financial Statements and Reports

The law in Australia and the United Kingdom requires Directors to lay before the meeting of shareholders the Financial Report (or Statements), Directors' Report and Auditors' Report for the year.

In accordance with the Group's approach to corporate governance, shareholders in **each** company are being asked to receive the report and accounts of **both** companies. Shareholders will have received a copy of the BHP Billiton Plc Annual Report in accordance with their election.

Both BHP Billiton Limited and BHP Billiton Plc's Annual Reports are available on the website at www.bhpbilliton.com. Alternatively, shareholders can request copies by telephoning 44 (0) 870 889 3148 (United Kingdom) or 27 (0) 11 370 5000 (South Africa).

Also available on the website and to shareholders on request is a copy of the single entity financial statements of BHP Billiton Limited.

Receiving the accounts is considered a significant matter and is therefore a joint electorate action (see the previous section on voting arrangements for an explanation). Shareholders of both companies must therefore vote on these items and they must be passed as ordinary resolutions.

Items 3 to 10 – Election of Directors

The merger agreements require the Boards of BHP Billiton Limited and BHP Billiton Plc to be identical. Mr Argus, Mr Crawford, Mr Goodyear and Dr Schubert are retiring from both Boards (hereafter referred to as the 'Board') by rotation and it is proposed that they be re-appointed.

The Board has also determined that after a non-executive Director has served on the Board for nine years from the date of their first election, that Director will stand for annual election from the first annual general meeting after the expiration of their current term.

The Nomination Committee of the Board has conducted an assessment of the performance of each of the retiring non-executive Directors and has reviewed the skills, knowledge, experience and diversity represented on the Board. Having conducted those assessments and that review, the Board recommends to shareholders the re-election of the retiring Directors.

The performance assessments were designed to measure the effectiveness of each of the non-executive Directors. Details of the criteria used to make that assessment are set out on page 37 of the Annual Report. Each of the retiring non-executive Directors are considered by the Board to be independent in character and judgement and free from any business or other relationship which could interfere, or appear to interfere, with the exercise of their objective, unfettered or independent judgement. The Annual Report contains further information on the independence of Directors on pages 34 and 35.

The election of Directors to the Board is considered a significant matter and is therefore a joint electorate action. Shareholders are required to approve the re-election of Directors to each Board.

If a Director is re-elected to one Board and not the other then that Director will not be appointed to either Board.

The resolutions to appoint these Directors must each be passed separately as ordinary resolutions.

Biographical details, the skills and the experience of each of the Directors standing for election are set out below and on pages 28 and 29 of the Annual Report.


Don Argus


David Crawford

Items 3 to 10 – Election of Directors continued

Don Argus
AO, FAIB, FCPA, FAICD, 66

Don Argus brings to the Chairmanship of BHP Billiton considerable experience in international business and a strong management background.

He was appointed a Director of BHP Limited in November 1996 and Chairman in April 1999 and has been Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. He chairs the Nomination Committee of the Board.

Mr Argus is the former Managing Director and Chief Executive Officer of National Australia Bank Limited. He is Chairman of the Brambles Group and a Director of the Australian Foundation Investment Company Limited. He is also a member of the International Advisory Council of Allianz Aktiengesellschaft.

The Nomination Committee, in the absence of Mr Argus, conducted a review of Mr Argus' performance as a Director and as Chairman of the Group. All Directors contributed to that review and Dr Schubert led a discussion with Mr Argus on the outcome. On the basis of that review the Nomination Committee recommended, and the Board endorsed, Mr Argus as a candidate for re-election.

In recommending the re-election of Mr Argus the Nomination Committee and Board took into account the fact that Mr Argus is also Chairman of the Brambles Group. Both the Committee and the Board determined that holding the chairmanship of Brambles, in addition to BHP Billiton, did not in any way impede the ability of the Chairman to devote the necessary time to the affairs of BHP Billiton. The Board believes that Mr Argus discharges his responsibilities in an effective and efficient manner, including facilitating the work of the Board and ably representing the Board to the shareholding community.

Mr Argus says: 'I believe that there is a correlation between good corporate governance and outperformance of an organisation, and testament to that contention is reflected in BHP Billiton's results. The challenge is to ensure that the values and culture of the organisation are promoted and embraced to drive sustained high performance and long-term shareholder value.'

The Board recommends the re-election of Mr Argus.

David Crawford
BComm, LLB, FCA, FCPA, FAICD, 60

David Crawford has extensive experience in risk management and business reorganisation, having acted as a consultant, scheme manager, receiver and manager or liquidator to very large and complex groups of companies.

He was appointed a Director of BHP Limited in May 1994 and a Director of BHP Billiton Limited and BHP Billiton Plc in June 2001. He is Chairman of the Risk Management and Audit Committee.

Mr Crawford is the former Australian National Chairman of KPMG, Chartered Accountants. He is Chairman of Lend Lease Corporation Limited and a Director of Foster's Group Limited, National Foods Limited and Westpac Banking Corporation.

The Nomination Committee conducted a review of Mr Crawford's performance as a Director of the Group. All Directors contributed to that review and the Chairman led a discussion with Mr Crawford on the outcome. On the basis of that review the Nomination Committee recommended, and the Board endorsed, Mr Crawford as a candidate for re-election.

In recommending the re-election of Mr Crawford the Nomination Committee and the Board took into account the fact that Mr Crawford has served on the Board for ten years. Under the terms of the policy adopted by the Board requiring Directors who have served for a period of nine years since the date of their first election to stand for annual election, Mr Crawford will be required to seek re-election at each annual general meeting for the remainder of his tenure on the Board.

The Board is satisfied that Mr Crawford's tenure has not in any way compromised his ability to effectively discharge his obligations as a non-executive Director, nor has it impaired his independence of character and judgment. The Board believes that he makes an outstanding contribution to the work of the Board and to the work of the Risk Management and Audit Committee.

In recommending Mr Crawford for re-election the Board also took into account Mr Crawford's former association with KPMG, details of which are set out on page 34 of the Annual Report. Mr Crawford resigned as a partner and Australian National Chairman of KPMG in June 2001 and has no ongoing relationship with KPMG. The Board does not consider Mr Crawford's independence to be in any way compromised.

Mr Crawford says: 'In today's environment there are increasing competitive and regulatory issues impacting on corporations generating satisfactory returns to shareholders. The Board must ensure that appropriate strategies are in place and that the environment allows objective decision-making directed towards long-term wealth generation whilst acting in a socially responsible way with high standards of governance.'

The Board recommends the re-election of Mr Crawford.




Charles Goodyear   *John Schubert*

Items 3 to 10 – Election of Directors continued

Charles Goodyear
BSc, MBA, FCPA, 46

Charles Goodyear has been the Chief Executive Officer of BHP Billiton since January 2003. Prior to joining BHP Limited as its Chief Financial Officer in 1999, he had extensive financial, corporate restructuring and merger and acquisition experience.

He was appointed a Director of BHP Billiton Limited and BHP Billiton Plc in November 2001. From the date of the merger between BHP Limited and Billiton Plc, Mr Goodyear was Chief Development Officer of the combined Group. He is a member of the Health, Safety and Environment Committee.

Mr Goodyear is the former President of Goodyear Capital Corporation and former Executive Vice President and Chief Financial Officer of Freeport-McMoRan Inc.

Mr Goodyear's performance as Chief Executive Officer of the Group is assessed by the Board. The Chairman leads that review and is guided by the Risk Management and Audit, Health Safety and Environment, and Remuneration Committees. The criteria used to assess the Chief Executive's performance are set out on page 47 of the Annual Report. On the basis of that review, the Chairman recommended, and the Board endorsed, Mr Goodyear as a candidate for re-election. The Board believes Mr Goodyear is both prudent and dynamic in his management of BHP Billiton and brings to the Board a deep understanding of BHP Billiton's businesses.

Mr Goodyear says: 'As Directors we assess and approve the Strategic Framework to guide the organisation to generate satisfactory long-term returns within the context of our Charter, HSEC Management Standards and the Guide to Business Conduct. Within this Framework management implements the strategy and delivers the actions to maximise the long-term value of the Company.'

The Board recommends the re-election of Mr Goodyear.

John Schubert
BC Eng, PhD (Chem Eng), FIEAust, FTSE, 61

John Schubert brings to the Board significant experience in the oil industry, with mining and financial responsibilities, along with considerable experience in operating a large business across diverse jurisdictions. He also has experience in mergers, acquisitions and divestments, project analysis and management.

He was appointed a Director of BHP Limited in June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc in June 2001. He is a member of the Nomination and Remuneration Committees.

Dr Schubert is the former Managing Director and Chief Executive Officer of Pioneer International Limited and former Chairman and Managing Director of Esso Australia Limited. He is Deputy Chairman of the Commonwealth Bank of Australia, a Director of Qantas Airways Limited, and Deputy Chairman of the Great Barrier Reef Research Foundation. He is also non-executive Chairman of G2 Therapies Limited and of Worley Group Limited, and a member of the Australian Graduate School of Management Advisory Board and a member and past President of the Business Council of Australia.

The Nomination Committee, in the absence of Dr Schubert, conducted a review of Dr Schubert's performance as a Director of the Group. All Directors contributed to that review and the Chairman led a discussion with Dr Schubert on the outcome. On the basis of that review the Nomination Committee recommended, and the Board endorsed, Dr Schubert as a candidate for re-election. In recommending Dr Schubert for re-election the Board took into account his chairmanship of Worley Group Limited and the fact that Worley provides maintenance and engineering services to BHP Billiton, details of which are set out on pages 34 and 35 of the Annual Report. The Board has concluded that the transactions between Worley and BHP Billiton are in the usual course of BHP Billiton's business and in no way compromise Dr Schubert's independence.

The Board believes Dr Schubert commits the necessary time to the work of the Board and its Committees and brings an appreciation of the macro environment in which BHP Billiton operates. His experience in the oil and mining industries adds considerable value to Board deliberations. Dr Schubert is the Director identified by the Board to act as Chairman should the need arise at short notice.

Dr Schubert says: 'The purpose of companies is to create value for shareholders over both the short and long term. Long-term value creation requires the successful development of both people and strategy and consideration of both communities and the environment.'

The Board recommends the re-election of Dr Schubert.

Item 11 – Re-appointment of auditors of BHP Billiton Plc

The law in the United Kingdom requires shareholders to approve the appointment of a company's auditors each year. The appointment runs until the conclusion of the next annual general meeting. In addition, the law requires shareholders either to agree the remuneration of the auditors or authorise a company's directors to do so.

PricewaterhouseCoopers resigned as joint auditors on 5 December 2003 following a decision by the Board that the audit could be more efficiently undertaken by a single audit firm and that KPMG should continue as sole auditors.

The law in Australia does not allow for a similar annual re-appointment of auditors. A resolution to re-appoint the auditors of BHP Billiton Limited has, therefore, not been proposed.

This item is regarded as a significant matter and is therefore a joint electorate action. Shareholders of both BHP Billiton Limited and BHP Billiton Plc must therefore vote on it and it must be passed as an ordinary resolution.

.

Item 12 – General authority to allot shares in BHP Billiton Plc

Under United Kingdom law a company must obtain shareholder consent before it can make an allotment of unissued shares.

The companies may be required to allot unissued shares to employees participating in the Group Incentive Schemes and other legacy employee share schemes. From time to time, the companies also consider the allotment of unissued shares to finance business opportunities.

Shareholders are being asked to consent to BHP Billiton Plc allotting unissued shares, up to a designated limit, for a further year.

The proposed limit is US$265 926 499.00 in nominal amount, representing 531 852 998 shares of US$0.50 each being 21.55 per cent of the total issued share capital of BHP Billiton Plc as at the date of this Notice. This limit accords with corporate governance practice in the United Kingdom, being the difference between issued and authorised share capital of BHP Billiton Plc.

While the limit exceeds the number of shares that could be allotted under the employee share schemes, it is being proposed to ensure that, should a business opportunity arise during the course of the year, the Directors have the capacity to finance that opportunity through the allotment of unissued shares up to the limit set. There are currently no business opportunities under consideration that would be financed in this way and the Board has no present intention to use this authority, which will expire 15 months after the 2004 BHP Billiton Plc annual general meeting or, if earlier, at the conclusion of the BHP Billiton annual general meetings in 2005.

There were no allotments of unissued shares made under the approval granted by shareholders at the 2003 annual general meetings.

This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It must be passed as an ordinary resolution.

Item 13 – Disapplication of pre-emption rights in BHP Billiton Plc

Before Directors can allot unissued shares, the law in the United Kingdom requires Directors to offer those unissued shares to existing holders first in proportion to their holdings.

The Listing Rules of the Australian Stock Exchange ('ASX') permit Directors to allot unissued shares in BHP Billiton Limited without shareholder approval up to a maximum number equivalent to approximately 15 per cent of the issued capital of the company prior to the allotment.

To enable the allotment of unissued shares for the reasons outlined in the notes to item 12 above and the sale of shares for cash out of treasury, Directors are asking shareholders to suspend the application of the United Kingdom law up to a limit of 123 407 350 shares. This number is equivalent to 5 per cent of the issued ordinary capital of BHP Billiton Plc as at the date of this Notice.

Since there were no allotments of unissued shares made in the past year, the Directors did not act under this authority granted by the shareholders at the 2003 annual general meetings.

This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It must be passed as a special resolution.

Item 14 – Re-purchase of shares in BHP Billiton Plc

Authority was given to the Directors at the 2003 annual general meetings to make market purchases (within the meaning of section 163(3) of the United Kingdom Companies Act 1985) of ordinary shares in the capital of BHP Billiton Plc subject to certain conditions, such authority to expire on the date of the BHP Billiton Plc annual general meeting in 2004. No market purchases of ordinary shares were made during the period.

Accordingly, resolution 14 seeks to renew that authority for a further period, expiring on the earlier of 24 May 2006 and the last of the BHP Billiton annual general meetings in 2005. Shareholders are asked to consent to the purchase by BHP Billiton Plc of up to a maximum of 246 814 700 ordinary shares, which represents less than 10 per cent of BHP Billiton Plc's issued share capital as at the date of this Notice. The maximum price which may be paid for an ordinary share is 105 per cent of the average middle market quotation for the five business days preceding the purchase and the minimum price which may be paid for any ordinary share is its nominal value of US$0.50.

As at the date of this Notice, there were options and other awards under employee share plans outstanding to subscribe for 11 300 046 shares in BHP Billiton Plc which, if exercised in full, would represent 0.46 per cent of the issued share capital at such date. If the authority to buy back shares under resolution 14 was exercised in full, such options or other awards would, on exercise, represent 0.51 per cent of the issued share capital of BHP Billiton Plc, net of the shares bought back.

The authority conferred by resolution 14 will only be exercised after considering the effects on earnings per share and the benefits for shareholders generally.

BHP Billiton has announced its intention to return capital to shareholders, with share re-purchases being one method available to the Directors to achieve this. Accordingly, the Directors believe that the authority to re-purchase ordinary shares could be exercised in the future.

The United Kingdom Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (and subsequent amending regulations) (the 'Regulations') came into force in December 2003. The Regulations enable companies in the United Kingdom to hold any of their own shares they have purchased as treasury stock with a view to possible resale at a future date, rather than cancelling them in accordance with previous legislation. If BHP Billiton Plc does re-purchase any of its shares under the Regulations, the Directors would consider holding those shares in treasury, provided that the number of shares held in treasury at any one time does not exceed 10 per cent of BHP Billiton Plc's nominal issued share capital. This will provide BHP Billiton Plc with additional flexibility in the management of its capital base, enabling it either to sell treasury shares quickly and cost-effectively or to use the treasury shares to satisfy awards under BHP Billiton employee share schemes.

This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as a special resolution.

Item 15 – Remuneration Report

The Annual Report for the year ended 30 June 2004 contains a Remuneration Report, which sets out the remuneration policy for the Group and reports the remuneration arrangements in place for executive Directors, specified executives and non-executive Directors. This meets requirements in the United Kingdom and Australia for disclosure of information on this topic. A copy of the report is set out on pages 43 to 60 of the Annual Report and can also be found on the BHP Billiton website at www.bhpbilliton.com.

The law in the United Kingdom makes it clear that the shareholder vote is advisory only and will not require BHP Billiton Plc to alter any arrangements detailed in the Remuneration Report, should the resolution not be passed. A law with similar effect has been passed by the Australian Parliament and will come into force for financial years commencing on or after 1 July 2004.

Notwithstanding the legislative effect of this requirement, the Board has determined that it will take the outcome of the vote into consideration when considering the remuneration policy.

This item is regarded as a significant matter and is therefore a joint electorate action.

Items 16 and 17 – Group Incentive Scheme and Long Term Incentive Plan

The objective of BHP Billiton is to create long-term value for shareholders through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions. One of the key principles of the remuneration policy of the Group (which is set out on page 45 of the Annual Report) is to link rewards to executives to the creation of value for shareholders.

Following the merger of BHP Limited and Billiton Plc in June 2001, the Group implemented a single executive incentive plan to replace the existing plans of each company. That plan was called the Group Incentive Scheme (GIS) and was approved by shareholders at the annual general meetings in 2002.

During 2004 the Remuneration Committee reviewed the operation of the GIS. In conducting that review the Committee took advice from an independent expert. The Committee concluded that the GIS, while well designed, was unduly weighted to the short term and could not deliver top decile rewards for top decile performance. The proposed adoption of an amended GIS and the introduction of the new five year long-term incentive plan address these deficiencies and better align the long-term value creation of the Group with rewards to executives. At this year's annual general meetings, shareholders will be asked to consider resolutions 16 and 17, which propose a revised GIS and introduce a new five-year Long Term Incentive Plan (LTIP).

The table below summarises the current GIS, the proposed amended GIS and the operation of the LTIP. A more detailed summary appears in the Appendices to this Notice.

Key Questions	Terms of the Existing Group Incentive Scheme (*GIS*)	Terms of the Proposed Amended GIS and five-year Long Term Incentive Plan (*LTIP*)
What is the short-term incentive component?	A participant's performance is assessed against key performance indicators at the end of each financial year. A bonus amount is calculated on the basis of the performance achieved.	No change.
	Half of the bonus is paid in cash as a short-term incentive.	No change.
What is the long-term incentive component?	1. The remaining half of the bonus is converted into Deferred Shares and/or Options. These Deferred Shares or Options form part of the long-term incentive and must be held by the participant for two years.	No change.
	2. Participants receive an award of Performance Shares (equal in value to the award of Deferred Shares and/or Options) that are subject to performance hurdles measured after three years.	The three-year Performance Shares will be replaced with a grant of Performance Shares under the LTIP that are subject to performance hurdles measured after five years.
Is there a limit on the number of Performance Shares that can be awarded?	The number of three-year Performance Shares that can be awarded is limited by the value of the Deferred Shares and/or Options that are granted.	The Remuneration Committee (*RemCo*) will determine the number of Performance Shares to be awarded but the value of the award in any one year cannot exceed two times the participant's base salary. The value will be determined using a Black-Scholes or similar valuation model.
What are the performance conditions?	Performance hurdles are based on earnings per share (*EPS*) growth rate, and total shareholder return (*TSR*) of the Group compared to a comparator group (listed on page 47 of the Annual Report).	TSR is retained as the sole performance hurdle but the comparator group will be weighted to comprise 75 per cent mining companies and 25 per cent oil and gas companies.

Items 16 and 17 – Group Incentive Scheme and Long Term Incentive Plan continued

Key Questions	Terms of the Existing Group Incentive Scheme (*GIS*)	Terms of the Proposed Amended GIS and five-year Long Term Incentive Plan (*LTIP*)
What is the vesting percentage?	Subject to the EPS growth target, the percentage of Performance Shares that may vest is: **TSR Percentile** / **Percentage of Shares to vest** 85th – 100th — 100 80th < 85th — 90 75th < 80th — 80 70th < 75th — 70 65th < 70th — 65 60th < 65th — 60 55th < 60th — 50 50th < 55th — 40 less than 50th — none	The percentage of Performance Shares that may vest is: **TSR of BHP Billiton** / **Percentage of Shares to vest** Is below or equal to the weighted average TSR of the comparator group — 0% Exceeds the weighted average TSR of the comparator group by a specified percentage (initially set at 5.5%) on a cumulative basis — 100% Is between the weighted average TSR and the specified percentage (initially 5.5 per cent) above that weighted average on a cumulative basis — Pro rated between 0% and 100%
Can the RemCo decide that Performance Shares will not vest, notwithstanding performance?	No.	Yes. RemCo has the discretion to determine that no Performance Shares will vest even if BHP Billiton's TSR exceeds the median. RemCo will exercise this discretion in good faith.
What is the percentage of remuneration that is at risk?	When calculated at the target level of performance, 49 per cent of the CEO's remuneration in financial year 2004 is at risk.	When calculated at the target level of performance, 65 per cent of the CEO's remuneration in financial year 2005 is at risk.
Is there a cap on the number of Performance Shares to be exercised?	No.	Yes. The number of Performance Shares that can be exercised in any one financial year is restricted to four times the participant's base salary divided by the price of a share at the time of exercise.
Do the awards have an entitlement to dividends or a payment in lieu of dividends?	No. Participants only receive dividends on shares after they are issued or transferred to the participant.	Yes. A payment equal to the amount of dividends that would have been earned over the performance or retention period will be made on transfer of shares to the participant.
What happens when a participant leaves employment?	• **Resignation** – All unvested Deferred Shares, Performance Shares and Options lapse. • **Retirement** – All Deferred Shares and Options vest. All unvested Performance Shares lapse, unless RemCo determine exceptional circumstances exist, in which case they vest. • **Death and Disability** – All Deferred Shares, Performance Shares and Options vest. • **Redundancy** – All Deferred Shares, Performance Shares and Options vest. • **Dismissal for cause** – All unvested Deferred Shares, Performance Shares and Options lapse. • **Other** (e.g. sale of business) – RemCo has discretion to determine whether unvested Deferred Shares, Performance Shares and Options vest or lapse.	• **Resignation** – All unvested Deferred Shares, Performance Shares and Options lapse. • **Retirement, Redundancy and Agreed Termination** – All Deferred Shares and Options vest. A pro rata amount of Performance Shares is retained, and will vest subject to performance hurdles. • **Death and Disability** – All Deferred Shares, Performance Shares and Options vest. • **Dismissal for cause** – All Deferred Shares and Options, regardless of whether they have or have not vested, lapse; all unvested Performance Shares lapse. • **Other** (e.g. sale of business) – RemCo has discretion to determine whether unvested Deferred Shares, Performance Shares and Options vest or lapse, but will generally treat Performance Shares as though the participant has retired.
Are there minimum shareholding requirements?	Yes. All participants must hold a minimum number of shares calculated as a percentage of salary.	No change, but RemCo will review minimum holdings from time to time to ensure appropriateness.
What are the transition arrangements?	All participants (except the executive Directors who have already elected to participate in the amended GIS and LTIP) may elect to receive grants for the 2004 financial year under the existing GIS, or under the amended GIS and LTIP.	From the 2005 financial year, all new grants will be made under the amended GIS and the LTIP.

Items 16 and 17 – Group Incentive Scheme and Long Term Incentive Plan continued

A copy of each of the amended GIS and the LTIP is available on the Group's website (www.bhpbilliton.com) and are available for inspection at BHP Billiton Plc's registered office located at Neathouse Place, London SW1V 1BH, United Kingdom. Alternatively, shareholders can request copies by telephoning 44 (0) 20 7802 4101 (United Kingdom) or 27 (0) 11 376 2321 (South Africa). In addition, a copy of each document will be available for inspection at the place of the meeting for 30 minutes prior to and during the meeting.

Shareholder approval

The law in Australia and the United Kingdom in relation to the requirements for shareholder approval of employee incentive schemes differs such that approval is not required by the shareholders of BHP Billiton Limited. However, consistent with the Group's commitment to adopt the better standard of corporate governance and the undertaking given to shareholders when the GIS was approved in 2002, the Board is requesting that shareholders of BHP Billiton Limited and BHP Billiton Plc approve the terms of the amended GIS and the LTIP. (The terms of these plans for BHP Billiton Limited and BHP Billiton Plc are the same except where differences are required under the laws or practice of Australia and the United Kingdom. Those differences are not significant.)

Shareholders are being requested to approve the amended GIS and the LTIP as an exception to the restriction in the ASX Listing Rules that no more than 15 per cent of issued capital can be issued by the company in any one year without shareholder approval. While the issue of shares under the amended GIS and the LTIP will be considerably below 15 per cent (it will be approximately 0.175 per cent per annum but see also Appendix 3 for details of an overall cap on the number of shares that can be issued), the Board feels that it is prudent to carve these shares out of that limit so as to retain the maximum capacity to finance new business opportunities through the issue of shares.

This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It must be passed as an ordinary resolution.

Items 18 and 19 – Approval of Grants to executive Directors

It is proposed that Mr Charles Goodyear and Mr Miklos (Mike) Salamon, each of whom is an executive Director of BHP Billiton Limited and BHP Billiton Plc, be awarded securities under the amended GIS and the LTIP following approval at the annual general meetings. Under the ASX Listing Rules, an issue of BHP Billiton Limited securities to Directors is required to be approved by shareholders. Specific approval is not required for the issue of BHP Billiton Plc securities to Directors where the scheme has been approved by shareholders, but approval is nonetheless being sought on a voluntary basis.

ASX Listing Rule 10.15 requires this Notice of Meeting to include the following information in relation to the Deferred Shares, Options and Performance Shares, which may be granted to the executive Directors under the terms of the amended GIS and the LTIP.

(a) The maximum number of Deferred Shares or Options that may be acquired by the executive Directors under the amended GIS, and the maximum number of Performance Shares that may be acquired by the executive Directors under the LTIP, in respect of which approval is sought is as follows:

Director	Award under Amended GIS	Award under LTIP
Mr Charles Goodyear	131,762 Deferred Shares/ 527,049 Options	500,000 Performance Shares
Mr Miklos (Mike) Salamon	109,569 Deferred Shares/ 438,276 Options	300,000 Performance Shares

The maximum number of Deferred Shares or Options outlined above is based on the executive Directors receiving a bonus amount under the amended GIS for their performance over the year ended 30 June 2004. The formula for determining the maximum bonus amount is set out in Appendix 1.

The maximum number of Deferred Shares or Options specified above is also based on the annual salary of the relevant executive Director at 30 June 2004, assumed exchange rates of A$1.4019 and GBP0.575 to US$1.00 and an assumed share price at the date of grant of A$11.386 for BHP Billiton Limited shares and GBP4.4717 for BHP Billiton Plc shares, being the average exchange rates and share prices for the 12 months to 30 June 2004. It also assumes under the Black-Scholes pricing model that each Option is valued at 25 per cent of a share.

The actual number of Deferred Shares or Options awarded will be dependent upon the exchange rate and share price at the time of the award.

The number of Performance Shares outlined above has been determined by the Remuneration Committee taking into account the limits contained in the LTIP.

(b) There is no cost to the executive Directors on the grant of Deferred Shares, Options or Performance Shares. The Deferred Shares and Performance Shares will not have an exercise price. Options have an exercise price equal to the volume weighted average trading price of the ordinary shares over the five business days immediately prior to the award.

(c) The names of the Directors or associates of the Directors who received securities under the existing GIS pursuant to shareholder approval at the 2003 annual general meetings and the number of securities received (none of which had an acquisition price) are:

	Awards under the existing GIS		
Director	Deferred Shares	Options	Performance Shares
Mr Charles Goodyear	28,093	320,725	112,375
Mr Miklos (Mike) Salamon	89,056	Nil	89,056

Items 18 and 19 – Approval of Grants to executive Directors continued

(d) The names of all Directors and their associates entitled to participate in the amended GIS and LTIP are Mr Charles Goodyear and Mr Miklos (Mike) Salamon.

(e) In relation to the operation of the amended GIS and the LTIP for the current financial year, the Deferred Shares, Options and Performance Shares may be issued up until 22 October 2005. The period during which underlying shares may be issued as a result of the exercise or award of the Deferred Shares and Options is August 2006 to August 2009. The period during which underlying shares may be issued as a result of the exercise or award of Performance Shares is August 2009 to August 2014.

These items are regarded as significant matters and must therefore be considered as joint electorate actions. They must be passed as ordinary resolutions.

Appendix 1 – Summary of the Amended Group Incentive Scheme

It is proposed that both BHP Billiton Limited and BHP Billiton Plc adopt an amended group incentive scheme (the **Amended GIS**) on the terms described below and in Appendix 3.

Other than the changes detailed in the Explanatory Notes, the Amended GIS is the same as the existing GIS, which was approved by shareholders in 2002. Details are, however, being provided to shareholders who may not be familiar with the terms of the existing GIS.

(a) Participants

The participants are executives who are selected by the Remuneration Committee.

(b) Bonus amount

At the beginning of each financial year, scorecards are agreed with each participant establishing threshold, target and stretch performance criteria for that year (the **Performance Year**). These scorecards will allow a participant to score between nil and a maximum of 150 per cent, with 50 per cent indicating threshold performance, 100 per cent indicating target performance and 150 per cent indicating stretch performance. Performance criteria will be based on personal, Customer Sector Group (**CSG**) and Group performance.

The Remuneration Committee determines the percentage of a participant's gross salary, which is capable of being received as a bonus if the performance criteria are met at the target level (the **Target Bonus Amount**). The Remuneration Committee has determined that the maximum Target Bonus Amount under the Amended GIS will be 140 per cent of a participant's salary if performance criteria are met at target level for that Performance Year.

At the end of the Performance Year, the participant's performance is assessed against the scorecard criteria and the appropriate percentage (**Achievement Percentage**) allocated.

The actual bonus amount is determined by multiplying the participant's salary by the Target Bonus Amount and by the applicable Achievement Percentage. For any Achievement Percentage greater than 50, a bonus calculation will be made.

For an Achievement Percentage of less than 50, no bonus will be paid for that year.

Once the actual bonus amount is determined, that amount is then divided into two components, with 50 per cent of the bonus amount being the 'short-term' incentive, which is paid in cash, and 50 per cent of the bonus amount being the 'long-term' incentive, which will be allocated in the form of Deferred Shares and/or Options.

Accordingly, based on a 50/50 split between the short-term incentive and the long-term incentive, and assuming that the participant's Target Bonus Amount is the maximum 140 per cent of salary and that the participant has achieved all of the stretch performance criteria, the short-term incentive for that year is the maximum 105 per cent of the participant's annual salary (calculated as the participant's salary x 50 per cent x 140 per cent x 150 per cent). Similarly, the amount that will be applied as the long-term incentive will be the maximum 105 per cent of the participant's annual salary.

(c) Scorecards

The Remuneration Committee will be responsible for setting all Group performance scorecards and for setting personal and CSG scorecard criteria for members of the Group's Office of the Chief Executive. Responsibility for setting personal and CSG scorecard criteria for all other participants will be delegated to the relevant manager of the participant on the 'one-up' principle (that is, the person with one level higher seniority than the participant's supervisor).

(d) Short-term incentive

As mentioned above, the short-term incentive is 50 per cent of the bonus amount and will be paid in cash.

(e) Long-term incentive

The long-term incentive available to participants will make up the remaining 50 per cent of the bonus amount, and will generally allow participants to make a choice to receive Deferred Shares and/or Options as set by the Remuneration Committee.

(f) Deferred Shares

Where a participant elects to receive Deferred Shares, the participant will be granted a right to receive ordinary shares in the capital of either BHP Billiton Limited or BHP Billiton Plc approximately two years after the end of the relevant Performance Year. As a result, there will be a period of more than three years between the start of the Performance Year in respect of which the Deferred Shares are granted and the time at which they vest. If the Deferred Shares are structured as options, they will have an exercise price of nil, a nominal amount or some higher amount determined by the Remuneration Committee and will have an exercise period of three years from the vesting date.

The number of Deferred Shares to be issued will be established at the date of grant by the Remuneration Committee by dividing the amount of the long-term incentive chosen by the participant to be allocated as Deferred Shares by the volume weighted average trading price of the shares over the five business days immediately prior to the grant.

Appendix 1 – Summary of the Amended Group Incentive Scheme continued

(g) Options

As an alternative to choosing Deferred Shares, a participant may, at the discretion of the Remuneration Committee, elect to receive Options. The number of Options receivable will be of equivalent value to the Deferred Shares foregone, as calculated by the Remuneration Committee using a Black-Scholes valuation (or another valuation method approved by the Remuneration Committee which is not more beneficial to participants) and confirmed by an independent actuary approved by the Remuneration Committee. If a valuation method other than Black-Scholes is used, it will be disclosed in the Remuneration Report.

The exercise price for the Options will be determined by the Remuneration Committee prior to the time of the grant of the Options and cannot be less than the volume weighted average trading price of the underlying shares over the five business days immediately prior to the grant. The Options vest approximately two years after the end of the relevant Performance Year and are exercisable for a three-year period.

(h) Leaver provisions

Where a participant leaves the employment of the Group during a Performance Year, no long-term incentive is awarded in relation to that year. Payment of the short-term incentive (if any) will depend on the reasons for the participant's departure. For example, no short-term incentive will be paid where the participant leaves as a result of termination for cause, while a pro-rata payment may be paid where the participant leaves as a result of retirement, redundancy, agreed termination or serious injury or disability which prohibits continued employment.

Similarly, whether any Deferred Shares or Options which have been granted to a participant will continue on their existing terms, vest or lapse will depend on the reasons for the participant's departure from the Group. For example, if a participant leaves as a result of termination for cause, all of the participant's Deferred Shares or Options will lapse, regardless of whether or not they are exercisable at the time of departure, while if a participant leaves because of death, serious disability, agreed termination or redundancy, the participant's Deferred Shares or Options will become immediately exercisable.

Appendix 2 – Summary of the Long Term Incentive Plan

It is proposed that BHP Billiton Limited and BHP Billiton Plc will both introduce a Long Term Incentive Plan (the *LTIP*) on the terms described below and in Appendix 3.

(a) Participants

The participants are executives who are selected by the Remuneration Committee.

(b) Grant of Performance Shares

The Remuneration Committee will determine the number of Performance Shares that will be granted to participants. There is a cap on the number of Performance Shares that can be granted: in any one financial year a participant cannot be granted Performance Shares which have an expected value that exceeds two times the participant's annual base salary. The expected value of the Performance Shares will be determined by an independent

expert using a Black-Scholes or similar valuation model. Performance Shares will have an exercise price of nil, a nominal amount or some higher amount determined by the Remuneration Committee, and will have an exercise period of five years from the vesting date.

(c) Performance Hurdle

Performance Shares will only vest to the extent that the *Performance Hurdle* is met in respect of a period of five financial years (the *Performance Period*) commencing the year the Performance Shares are granted.

The Performance Hurdle requires the Group's total shareholder return (measured as the increase in share price plus dividends reinvested, referred to as *TSR*) to exceed a median TSR benchmark over the Performance Period. The median TSR benchmark will be the weighted average TSR of a group of companies (see (d) below).

The amount by which the Group's TSR exceeds the median will determine the number of Performance Shares that will vest. If the Group's TSR exceeds the median by a specified percentage then 100 per cent of Performance Shares will vest. The Remuneration Committee will decide each year what that percentage will be for the awards made in that year. The applicable percentage will be set out in the Notice convening each annual general meeting. The Remuneration Committee has decided that the percentage for the 2005 financial year will be 5.5% per annum. This is a cumulative amount and equates to exceeding the median over the 5 years by 30 per cent. It would be regarded as outperformance.

If the performance does not exceed the median, then no Performance Shares will vest. Performance between median and outperformance will result in pro-rated vesting.

The group of companies against which BHP Billiton is to be compared is called the Comparator Group and will be weighted 75 per cent to mining companies and 25 per cent to oil and gas companies. Within these sector weightings each company will be weighted by its market capitalisation at the beginning of the Performance Period.

The Performance Hurdle is measured on a date, which is as soon as practicable following the end of the Performance Period (the *Test Date*).

The entitlement of participants to Shares is summarised in the table below:

TSR of the Group	% of Performance Shares which vest
Is below or equal to **the weighted average** TSR (Median)	0%
Exceeds Median TSR by a specified percentage per annum on a cumulative basis (*Outperformance*)	100%
Is between Median TSR performance and Outperformance	Pro rata between 0% and 100% depending on position of performance between Median TSR performance and Outperformance

Appendix 2 – Summary of the Long Term Incentive Plan continued

Notwithstanding this vesting schedule, the Remuneration Committee has a general discretion to decide that, even if the Group TSR exceeds the Median TSR for the relevant Performance Period, some or all of the Performance Shares, which would otherwise vest, will instead lapse. It is intended that the Remuneration Committee would only exercise that discretion where it formed the view that the Group TSR did not properly reflect the financial performance of the Group over the Performance Period.

(d) Comparator Group

The Comparator Group will be determined from time to time by the Remuneration Committee in accordance with its policies and will be set out in the invitation sent to each participant.

The Comparator Group may be varied by the Remuneration Committee in respect of each grant of Performance Shares, but must constitute at least 10 entities that are reasonably considered by the Remuneration Committee to be competitors or peers of the Group.

(e) Exercise of Performance Shares

Performance Shares will vest as soon as practicable and in the first open period for trade after the Test Date. Open periods are defined by the Group's Securities Dealing Code, which restricts trading in the securities of BHP Billiton Limited and BHP Billiton Plc by certain employees. Because of the five-year Performance Period, there will be a period of over five years between the start of the Performance Period and the time at which (if the Performance Hurdle is met) the Performance Shares vest.

The number of Performance Shares which may be exercised by a participant in any financial year (regardless of whether the participant is still employed by the Group) will be restricted to four times the participant's annual gross base salary (or last gross base salary before leaving employment) divided by the share value at the time of exercise. An exception to that exercise limit is where any Performance Shares are scheduled to lapse within 6 months, in which case all of those Performance Shares, which are scheduled to lapse, may be exercised.

(f) Leaver provisions

Where a participant leaves the employment of the Group during a Performance Period, the treatment of Performance Shares will depend on the reasons for the participant's departure as set out below.

Participant leaves employment due to	Performance Shares will
Resignation or dismissal for cause	Lapse
Retirement, agreed termination or redundancy	A pro rata amount of Performance Shares is retained, and will vest subject to Performance Hurdles
Death or permanent disability	Fully vest, not subject to satisfaction of Performance Hurdles
Other (e.g. sale of business)	The Remuneration Committee has discretion, but will generally treat Performance Shares as though the participant has retired

Any pro rata vesting of Performance Shares will be calculated by multiplying the number of Performance Shares by the number of months (including any partial month) that the participant was employed with the Group from the beginning of the Performance Period and dividing that amount by 60 months (5 years).

Appendix 3 – Summary of Common Amended GIS and LTIP Provisions

The following terms are common to both the Amended GIS and the LTIP.

(a) Administration

The Remuneration Committee of the Board will administer the Amended GIS and LTIP.

(b) Minimum shareholding

All participants in the Amended GIS and LTIP must satisfy a minimum shareholding requirement equal to a percentage of the value of their net annual salary. If a participant does not satisfy the minimum holding requirement at the time of the issue of shares, a holding lock or a similar mechanism (**Holding Lock**) will be placed on that number of shares which, together with any other shares held by the participant at that time, equates to the relevant minimum percentage of the value of the participant's net annual salary. The Remuneration Committee will determine the minimum shareholding percentage to be applied in each year, acting reasonably and in the best interests of the Group.

The Holding Lock will prevent disposal of the shares. The Holding Lock will not be removed unless the participant leaves the employment of the Group or suffers from hardship.

(c) Timing of grants

Grants of awards under the Amended GIS and LTIP may only be made within the 10-year period following approval of the Amended GIS and LTIP by the shareholders of BHP Billiton Limited and BHP Billiton Plc. The Remuneration Committee will, however, review the Amended GIS and LTIP after five years to ensure they are still meeting their objectives.

In general terms, Deferred Shares, Options and Performance Shares may only be granted within 42 days of certain specified events or as soon as practicable after the annual general meetings for BHP Billiton Limited and BHP Billiton Plc.

(d) Limits

The Amended GIS and LTIP contain the following dilution limits:

- the number of shares in BHP Billiton Limited or BHP Billiton Plc which may be allocated on any day under the relevant plan, plus any other shares allocated in the previous 10 year period under the relevant plan or any other employee share plan adopted by BHP Billiton Limited or BHP Billiton Plc, may not exceed 10 per cent of the combined issued ordinary share capital of BHP Billiton Limited and BHP Billiton Plc immediately before that day; and

Appendix 3 – Summary of Common GIS and LTIP Provisions continued

- the number of shares in BHP Billiton Limited or BHP Billiton Plc which may be allocated on any day under the relevant plan, plus any other shares allocated in the previous 10-year period under the relevant plan or any other discretionary share plan adopted by BHP Billiton Limited or BHP Billiton Plc, may not exceed 5 per cent of the combined issued ordinary share capital of BHP Billiton Limited and BHP Billiton Plc immediately before that day (although this limit may be exceeded where vesting is dependent on the achievement of stretching performance criteria).

For the purposes of the above limits Deferred Shares, Options and Performance Shares that have lapsed will be excluded.

(e) Dividend Equivalent Payments

The Deferred Shares, Options and Performance Shares will be treated as though they would have earned dividends from the date they were granted. Once the underlying shares are issued or transferred to a participant, the participant will receive a payment in lieu of these dividends on those shares.

(f) Trust arrangements

The Amended GIS and LTIP may operate with an employee share ownership plan trust (**Plan Trust**). A Plan Trust may be established at any time without the need for shareholder or participant approval. If such a Plan Trust is established, the Group will settle funds on the trust so that the trustee can either acquire shares 'on market' or subscribe for new shares from the relevant company. The trustee may then transfer any shares it holds under the trust to a participant in satisfaction of his or her award of Deferred Shares, Options or Performance Shares. It is the Group's intention to put in place arrangements which prohibit the trustee from voting the shares held in the Plan Trust.

(g) Change of control

If there is a change of control (which is defined in the plans as a change of control in accordance with the applicable corporate statutes or a significant actual or highly likely change in the composition of the majority of the Board), a reconstruction (amounting to a change of control) or a winding up of BHP Billiton Limited or BHP Billiton Plc (as the case may be), all shares held by participants subject to a Holding Lock will be released. In those circumstances, all unvested Deferred Shares and Options will immediately vest and be exercisable for the six months following the relevant event, and all unvested Performance Shares will vest only with the prior approval by ordinary resolution of the members of BHP Billiton Limited and BHP Billiton Plc as a joint electorate action.

(h) Variation of share capital

If there are certain variations of the share capital of BHP Billiton Limited or BHP Billiton Plc (as the case may be), the Remuneration Committee may make appropriate adjustments to:

(a) the number of shares subject to any award;

(b) the exercise price for an award; or

(c) where an award has been exercised but no shares have been issued or transferred following the exercise, the number of shares, which may be issued or transferred.

(i) Alterations

The Board may alter the Amended GIS and LTIP at any time on recommendations from the Remuneration Committee. However, with minor exceptions, the prior approval by ordinary resolution of the members of BHP Billiton Limited and BHP Billiton Plc as a joint electorate action will be required for amendments which relate to the participation of executive Directors or which are to the advantage of participants and which relate to certain specified events.

(j) Shares

Shares issued under the Amended GIS and LTIP will rank equally with all other issued ordinary shares of BHP Billiton Limited or BHP Billiton Plc, as the case may be.

(k) Benefits non-pensionable

No awards under the Amended GIS or the LTIP or participation in those plans will be taken into account in determining a participant's salary or remuneration for the purposes of superannuation or other pension arrangements.

How to vote

Shareholders can vote by either:

- attending the meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or
- appointing a proxy to attend and vote on their behalf, using the proxy form accompanying this Notice of Annual General Meeting or by submitting their proxy appointment and voting instructions electronically via the internet, by facsimile or (for shares held through CREST) via the CREST proxy voting system.

Voting in person (or by attorney)

Shareholders, or their attorneys, who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that their holding may be checked against the BHP Billiton Share Register and attendances recorded. Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting.

A corporation, which is a shareholder, may appoint an individual to act as its representative and to vote in person at the meeting. The appointment must comply with the requirements of section 375 of the United Kingdom Companies Act 1985. The representative should bring to the meeting evidence of his or her appointment, including any authority under which it is signed, unless previously given to the company's Registrars.

Voting by proxy

- A shareholder entitled to attend and vote is entitled to appoint one or more proxies. Each proxy will have the right to vote on a poll and also to speak at the meeting.

- The appointment of the proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise the number of votes proportionate to the number of proxies appointed.

- A proxy need not be a shareholder.

- The proxy can be either an individual or a body corporate.

- If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as they think fit.

- Should any resolution, other than those specified in this Notice, be proposed at the meeting, a proxy may vote on those matters as that person thinks fit.

- If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the shareholder's behalf on the poll and the shares which are the subject of the proxy appointment will not be counted in computing the required majority.

- Shareholders who return their proxy forms with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the chairman of

the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the chairman of the meeting, the secretary or any Director which do not contain a direction how to vote will be used where possible to support each of the resolutions proposed in this Notice.

- Completed proxy forms should be sent to the company's Registrar using the pre-addressed envelope provided with this Notice.

- To be effective, proxy forms must be received at:

  BHP Billiton Plc Registrar
  Computershare Investor Services PLC
  The Pavilions
  Bridgwater Road
  Bristol BS13 8FB
  United Kingdom
  or
  BHP Billiton Plc Registrar
  Computershare Investor Services 2004 (Pty) Limited
  70 Marshall Street
  PO Box 61051
  Johannesburg 2001
  South Africa

  by 10.30 am Greenwich Mean Time (GMT) on Tuesday 23 November 2004 for shareholders registered on the principal register in the United Kingdom or 12.30 pm South African local time on Tuesday 23 November 2004 for shareholders registered on the South African branch register. Proxy forms received after this time will be invalid.

- Alternatively, proxy forms may be lodged by facsimile if received by the same time. The facsimile numbers are 44 (0) 870 703 6109 for shareholders on the principal register and 011 370 5390 for shareholders on the South African branch register.

- Shareholders may record their proxy appointment and voting instructions via the internet at *www.bhpbilliton.com*. Only registered BHP Billiton shareholders may access this facility, and they will need their Shareholder Reference Number (SRN) and Personal Identification Number (PIN).

- The proxy form must be signed by the shareholder or the shareholder's attorney. Proxies given by corporations must be executed in accordance with the United Kingdom Companies Act 1985. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Plc or its Registrars at either of the above addresses, or by facsimile, and by 10.30 am GMT/12.30pm South African local time on Tuesday 23 November 2004. If facsimile transmission is used, the power of attorney must be certified.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by following the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (CREST participant 3RA50) by 10.30 am on Tuesday 23 November 2004. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) takes(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Shareholders who are entitled to vote

In accordance with regulation 41 of the Uncertificated Regulations 2001, only those shareholders entered in the register of members of BHP Billiton Plc at midnight GMT on Tuesday 23 November 2004 shall be entitled to vote at the meeting in respect of the number of shares registered in their name at that time. Changes after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting.

Documents available for inspection

The register of Directors' interests in the ordinary shares of BHP Billiton Plc and the terms and conditions of appointment of Directors will be made available for inspection at the registered office during normal business hours on any weekday (public holidays excepted) from the date of this Notice until the date of the annual general meeting, and at The Queen Elizabeth II Conference Centre for at least 15 minutes prior to and during the meeting.

By order of the Board

Karen Wood
Company Secretary
6 September 2004